27 October 2010

Mr Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
Washington D.C. 20549

Re:     AstraZeneca, Plc
Form 20-F for Fiscal Year Ended December 31, 2009
File No. 001-11960

Dear Mr Rosenberg,

Further to your letter of September 28, please find attached our responses to the comments you have raised with respect to our Form 20-F for the fiscal year ended 31 December 2009.  In making these responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We trust that these responses provide you with the information you require. Please note that page numbers throughout our response, unless otherwise indicated, refer to our Annual Report and Form 20-F Information 2009.  Where we propose additional or enhanced disclosures these are included in italics in our response to your comments.

Should you have any further queries, please do not hesitate to contact either Paul Kenyon, Senior Vice President Finance, on +44 207 604 8070, Andy Chard, Director of Financial Reporting, on +44 1625 517279 or me, on +44 207 604 8052.

Yours sincerely,

/s/ S Lowth

S Lowth
Chief Financial Officer

Directors’ Report:  Resources Skills and Capabilities

Research and Development Strategy, page 22

1.
You state that “accessing products through externalization is a key component of our efforts to strengthen our pipeline of new products and access opportunities to drive short-term growth.”  Under these programs, you have completed over 60 major externalization deals during the past three years, which have included both in-licensing and out-licensing transactions.  Please quantify the impacts of this externalization activity on your financial statements for each period presented for each therapeutic area.  In addition, disclose the following information for each externalization arrangement that you deem to be significant.  Include a description of your criteria for deeming an arrangement to be significant.

•
Disclose the counterparties and primary contractual terms underlying each arrangement, including your obligations to make upfront license fee, milestone, cost reimbursement and other payments and the corresponding obligations of your partners.

•	Quantify payments made and received under these contractual arrangements for each period presented.
•	Describe your accounting treatment for these arrangements, including your treatment of buy-back options held by either party.
•
Disclose how you determine whether an upfront or milestone payment to a counterparty relates to research, development or both activities.  In particular, explain the factors determining when third party research activities stop and development activities commence and the resulting impact on your accounting for these activities.

For the remainder of the externalization arrangements that you do not consider to be significant, summarize the number of arrangements and the amounts recognized in your financial statements for each period by therapeutic category.  Also, provide a general estimate of the nature, timing and costs necessary to complete the research and development under these externalization programs.

Our externalization strategy is an extension of our research and development strategy. In the period from 2007 to 2009, we completed over 60 externalization transactions. Generally, externalization activities fall in one of the following two categories: (i) M&A transactions and (ii) research and development collaborations (in- and out-licensing and sub-contracted research and development) and/or co-promotion of products.

Externalization by way of significant M&A transactions is disclosed in our financial statements. In the recent period, the most significant of these was the acquisition of MedImmune in 2007. At a cost of $15.6bn, we acquired what we consider to be a world-leading biotechnology company with proven biologics discovery and development strength and pipeline and a leading bio-manufacturing capability. This transaction significantly accelerated the Group’s biologics strategy. This transaction and other significant acquisitions made during the period, including that of Arrow Therapeutics in 2007, are detailed in note 22 to our 2009 financial statements, beginning on page 154.

In determining whether research and development collaborations and co-promotion arrangements are significant, we consider the requirements of Form 20-F, the relevant guidance regarding the operating and financial review and prospects disclosure, and ask whether the disclosure would alter the total mix of information and whether there is a substantial likelihood that a reasonable investor would consider it important when making investment decisions in AstraZeneca’s securities. For this purpose, we look at the specific circumstances of the individual externalization arrangement and apply several quantitative and qualitative criteria. Because we consider our externalization strategy to be an extension of our research and development strategy, the expected total value of development payments under the transaction and its proportion in our annual R&D spend, both of which are proxies for overall research and development effort and cost, are important elements of the significance determination. Other quantitative criteria we apply include, without limitation, expected levels of future sales, the possible value of milestone payments and the resources used for commercialisation activities (e.g., the number of staff). Qualitative factors we consider in our determination whether an externalization arrangement is significant include, without limitation, new market developments, new territories, new areas of research and strategic implications.

We have applied the above analysis to our individual externalization projects and determined that only two of them are significant. Our non-significant arrangements represent, in aggregate, income of $222m, external R&D costs of $72m and intangible assets of $198m, in the three financial periods under review. Impairments of $78m have been recognized on these programs during that period. Against this backdrop, and given AstraZeneca is engaged in a single business activity of pharmaceuticals, and that it does not have multiple operating segments, we do not consider it relevant or appropriate to provide further breakdowns by Therapy Area.

We have determined that the following externalization arrangements are significant and propose including the following additional disclosure in the Financial Review section of our 2010 Annual Report and Form 20-F Information:

•
In January 2007, AstraZeneca signed an exclusive co-development and co-promotion agreement with Bristol-Myers Squibb (BMS) for the development and commercialisation of saxagliptin, a dipepityl peptidase IV inhibitor (DPPIV) for the treatment of Type II diabetes, and dapagliflozin, a selective sodium-glucose co-transporter 2 (SGLT2) inhibitor. The agreement is global with the exception of Japan, which is the only excluded territory. Under each agreement the two companies jointly develop the clinical and marketing strategy and share commercialization expenses and profits and losses equally on a global basis. To date, AstraZeneca has made upfront and milestone payments totaling $300m for saxagliptin and $50m for dapagliflozin and may make future milestone payments of up to $350m on dapagliflozin.

•
In December 2009, AstraZeneca and Targecept Inc. entered into an in-license agreement for AZ to obtain exclusive global development and commercialization rights to Targacept’s investigational product for major depressive disorder (MDD), TC-5214. TC-5214, which recently completed a phase IIb clinical trial, is a nicotinic channel blocker that is thought to treat depression by modulating the activity of various neuronal nicotinic receptor (NNR) subtypes. Under the deal, AstraZeneca made an upfront payment of $200m and may make milestone payments up to a total of $540m up to launch. In addition, Targacept will be entitled to receive royalties on worldwide product sales and additional milestone payments linked to worldwide product sales. Milestone payments are capitalized as intangible assets.

Our accounting treatment in the externalization area draws a distinction between payments for externalized research costs and payments to acquire rights to development projects. We will enhance our disclosures in our 2010 Annual Report and Form 20-F Information 2009 by expanding the description of our accounting policy as follows:

“Payments to in-license products and compounds from external third parties, taking the form of up-front payments and milestones, are capitalized. Where payments made to 3rd parties represent future research and development activities, an evaluation is made as to the nature of the payments. Such payments are expensed if they represent compensation for subcontracted research and development services not resulting in a transfer of intellectual property. By contrast, payments are capitalized if they represent compensation for the transfer of intellectual property developed at the risk of the 3rd party. Since acquired products and compounds will only generate sales and cash inflows following launch, our policy is to minimize the period between final approval and launch if it is within

AstraZeneca’s control to do so. Assets capitalized are amortized, generally on a straight-line basis, over their useful economic lives from product launch. Under this policy, it is not possible to determine precise economic lives for individual classes of intangible assets. However, lives range from three years to 20 years. These assets are not used in the research and development activities of other products.”

It has been our practice in the past not to provide any estimates of the nature, timing and costs necessary to complete research and development under externalization transactions. Firstly, we do not believe that this type of disclosure is required, and secondly, given R&D is inherently uncertain, any such forward looking statements would be very difficult to make with any degree of accuracy. Even within a relatively short time frame, scientific and regulatory developments can affect costs and the chances for success of the projects (and such developments are often out of our control). We highlight the principal risks and uncertainties surrounding R&D from page 80 under the following headings:

•	Failure to meet development targets
•	Difficulties of obtaining and maintaining regulatory approvals for new products
•	Failure to obtain patent protection
•	Delay to new product launches
•	Strategic alliances formed as part of our externalization strategy may be unsuccessful

In addition to the activities discussed above, completed divestments in the period under review also included the return to Abraxis of the product rights to Abraxane® for $269m and the sale of a Nordic OTC product portfolio to GlaxoSmithKline for $219m. Because these divestments are not part of ongoing development strategy and therefore provide no additional benefit to users, we do not believe additional disclosure, over and above those already included on page 38, on these matters is required.

2.	Please disclose the terms governing your co-promotion collaborations, such as those initiated in 2009 with Abbott, Astellas, UCB and Stalix.

We have applied the significance analysis set out in our response to your comment no. 1 above to our co-promotion collaborations, including those with Abbott, Astellas, UCB and Stalix, and we have concluded that none of them is financially significant. The financial impact from each of these deals is included in the aggregated disclosures provided in our response to your comment no. 1.

Intellectual Property, page 31

3.
You disclose the past expiration or expected near-term expiration of patents protecting leading products such as Toprol, Atacand, Arimidex and Zoladex.  Please revise to disclose the impact that expirations and near-term expirations of materially –important patents have had and are expected to have on your results of operations and liquidity in the periods presented and in future periods.

We detail on page 82 our risks of “Expiry of intellectual property rights” and “Patent litigation and early loss of intellectual property rights”. We specifically highlight on page 82 that the launch of a generic product “may have a material adverse effect on our financial condition and results of operations”. We further expand on the inherent uncertainties that occur with the entry of a generic product on page 46:

“… we have limited or no insight into a number of areas – the actual timing of the launch of a generic competitor following regulatory approval of a generic product [ ], the pricing and marketing strategy of the competitor, the take-up of the generic and [  ] the likely level of switching from one dose to another”

To assist our users in understanding the risks associated with specific products, we disclose the patent expiry terms of our key marketed products on page 31 which includes our two significant products (Toprol-XL and Zoladex) that have suffered patent expiry in recent periods. On page 82, we specifically detail that we are facing challenges on two of our best selling US products, Nexium and Crestor, disclosing the sales levels of these products in 2009 and stating that, if the challenges prove successful, this may have a material adverse impact on our results. Further details of the possible impact of expiry and early loss of patents on other innovator products, including naming major products in the US, are also included on pages 82 and 83.

The principal financial impacts, upon realization of either of these risks, are a significant drop in the revenue stream and/or an associated impairment of any intangible asset capitalized upon the acquisition of the intellectual property.

We do not believe that there is any additional material impact on liquidity from these risks that is not evident from the revenue impact.

It is impossible to quantify how these risks may impact future periods. The uncertainty in this area is detailed in the Risk section from page 80. In 2008, for example, AZ saw a significant reduction in Toprol-XL revenue in the US as a result of generic entry. As a result of the failure of generic manufacturers to commercialise competing generic products fully, we saw an unpredictable revenue effect for Toprol-XL in 2009 compared to 2008. Note 25 details the current activity and litigation in this area and on page 82 we discuss the scale of potential impact resulting from loss of intellectual property rights.

As already detailed on page 31 “further innovation will mean that we frequently take out additional patents as we develop a product and its uses”. As a result thereof, and because the nature of the product may be such that generics competitors do not enter the market and not all of our customers switch to generic manufacturers, individual product sales may continue long after a patent has expired.

However, we believe it may be helpful to summarise revenue trends on products where patent expiries/losses have occurred during the periods presented together with revenue trends on products where patent expiries/losses may be more likely over the next 5 years. As the US is a major individual market for the group, representing over 45% of our total sales in 2009, and due to the fragmented nature of many of our other geographical markets, we disclose the dates of US patent expiry to give the user of our financial statements a guide to the potential expiry dates of our key marketed products.

We propose to modify the presentation of this disclosure below. We believe that this disclosure allows our investors to assess our “at risk” revenue.

Page 31 – Key marketed products

	US Patent Expiry	US Revenue ($m)
		2010	2009	2008
Nexium	20151
Crestor	2016
Toprol-XL	Expired
Atacand	2012
Symbicort	2014 (substance combination)
Pulmicort Respules	20192 (formulation)
Arimidex	2010
Zoladex	Expired
Seroquel IR	2012
Seroquel XR	2017
Synagis	2015
1 License agreements with Teva and Ranbaxy allow each to launch a generic version in the US from May 2014, subject to regulatory approval.
2 A license agreement with Teva permits their ongoing US sale of a generic version from December 2009.

Financial Review

Results of operations – summary analysis of year to 31 December 2009, page 89

4.	Please consider the requirements of Item 5 of Form 20-F as well as Release Nos. 33-6835 and 33-8056 and revise your disclosure for each period presented to address the following:

•	Quantify the impact of efficiency gains on your core gross margin

•	Quantify the impact of productivity initiatives on your core R&D expenditures

•	Quantify the impact of operational efficiencies on your core SG&A costs

•	Quantify the impact of generic competitor market withdrawal and re-entry for each period presented, and the reasonably likely impact of these trends that you expect to occur in 2010.

•	Quantify the costs associated with discontinued projects and line extensions.

Efficiency gains, productivity initiatives and operational efficiencies

Our productivity initiatives have been designed and approved by our Senior Executive Team to deliver aggregate shareholder benefit rather than benefit to individual lines of the income statement. Whilst these projects deliver particular benefits to specific line items, management and monitoring of these programmes is aimed at delivering overall benefit. For example, our technology initiatives could equally deliver benefit to our gross margin through software associated with our supply chain and production as they could deliver benefit to R&D through laboratory based software.  For this reason, and in order to ensure that shareholders are aligned with management, we present an aggregate assessment of our objectives for the three years to 2010 and our performance for 2009 on page 17, which includes details of our overall cost savings of $1.6 billion in 2009.

We believe that the commentary you refer to in your comment, from page 38 of our Annual Report and 20-F Information 2009, is compliant with the requirements of Item 5, in that we are providing a narrative discussion of changes to the business that are affecting the results for the period. We do not believe that there is a requirement to quantify and disclose the exact monetary amount of each element of the commentary included in our Financial Review. Furthermore, given the group-wide basis of our restructuring program (as detailed above and which covers the areas of efficiency gains in our core gross margin, productivity initiatives within core R&D and operational efficiencies in core SG&A) we believe the disclosure of the overall cost savings is more beneficial and appropriate for the users of our financial statements than separating the benefits as you request. In addition, on page 134, we provide a detailed analysis, by cost category and type, of the costs incurred under these programmes.

Generic competition

As detailed in our response to your comment no. 3, for products subject to generic competition, it is not possible to quantify the exact impact of withdrawal and entry of generic competitors as this will never be the only driver of movements in product revenue numbers. However, the entry of a generic competitor will, in most cases, result in a significant reduction in the revenue for the product subject to generic competition and, in some cases, write off of related intangible assets.

Whilst the risk of the entry of generic competition increases once a product patent life ends, the entry of generic competition can occur before such expiry. As explained in our response to your comment no. 3, given the uncertainties of the launch and potential impact of generics, we do not believe that we can accurately disclose any further information on the likely impact of the entry of generics on our business for 2010 or future years than is already included in our Annual Report and Form 20-F Information 2009.

In 2009, we specifically highlighted the revenue growth of the Toprol-XL franchise in the US as a result of the withdrawal from the market of two generic competitor products. This was highlighted in the context of it being an unusual result influencing our 2009 results because we had previously suffered a decline in revenues (in 2008). As explained on page 50, it is not possible for us to predict accurately when competitors may re-enter the US market although, for Toprol-XL, total prescriptions reduced significantly during 2010 as a result of the launches of additional competition from two generic manufacturers.

Note 1 of our financial statements clearly indicates the decline and then growth in Toprol-XL revenues:

	2009 $m	2008 $m	2007 $m
Seloken/Toprol-XL	1,443	807	1,438

It is not possible to provide general information on the overall impact of generic competitor entry, withdrawal or re-entry in any one operating period. However, as detailed in our response to your comment no. 3, we disclose the risks related to generic competitor entry on page 82 and we propose to expand the disclosures on page 31 to include additional historic US revenue information on our key marketed products including Toprol-XL.

Discontinued projects and line extensions

For internal R&D projects, given that our accounting policy for research and development expenditure, as detailed on page 129, is for all research expenditure to be expensed as incurred, and internal development costs expensed if regulatory and other uncertainties are such that the criteria for capitalization are not met, we generally do not have any significant costs held on the balance sheet and consequently significant costs do not crystallize as expenses when projects are discontinued. For projects that have involved payments for in-license and payments for compounds purchased from external parties, the initial costs are capitalized as intangibles. If such a project is discontinued, the intangible asset is impaired. Details of all significant charges in relation to intangible assets are already included in note 9 to our financial statements. For example, on page 142 we refer to impairment charges of $93m against product, marketing and distribution rights as a result of termination of development projects in the year. In past periods, where the charge has been larger, we have included further details of the projects involved (e.g. “The impairment in 2007 was in relation to the termination of a product in development acquired with MedImmune and four collaboration agreements”). We also highlight the more significant adjustments to our intangible assets, including those as a result of discontinued projects, in our Financial Review.

Costs of ceasing individual trials and other elements of development projects for lines to be discontinued have historically been immaterial to our results and we would not expect this to change in future periods.

Line extensions are a normal part of business of life cycle management and such costs are neither material nor accounted for separately in the management of our business.

5.	You state that core gross margin includes royalties and payments to Merck. Please describe other costs that are classified as cost of sales in addition to manufacturing costs for each period.

In 2009, manufacturing costs made up 59% of our total cost of sales, Merck payments and amortisation 14%, royalties 15%, Aptium’s cost of sales 6%, and restructuring 3%. The remaining 3% of our cost of sales consisted of individually insignificant cost types such as co-promotional fees that we incur in trading in certain countries and exchange adjustments arising on working capital balances.

6.
Based on your disclosure that revenue was generated from US government orders for the H1N1 influenza (swine flu) vaccine, it is unclear whether you maintain that stockpile for the CDC.  Please explain to us your revenue recognition policy for product ordered by customers but not shipped to them and reference for us the authoritative literature upon which you relied in determining your accounting treatment.  In your response, please differentiate between governmental stockpile transactions and any other customer transactions and provide the following information.

•	Please explain to us the material terms of these arrangements, including when product is shipped to the customer;
•	Please provide us your understanding of your customers’ business purpose for accepting title to product that remains in your possession;
•
Please explain to us how you transferred the significant risks and rewards of ownership of the goods and how you retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold as required by paragraphs 14(a) and 14(b) of IAS 18;

•	Please explain how you meet the criteria for ‘bill and hold’ transactions identified in paragraph 1 of the Appendix to IAS 18; and
•
To the extent you participate in government stockpile arrangements, please explain to us whether you undertake any obligation to rotate stock into the stockpile to maintain currently dated product.  If so please:

o	Explain whether you receive compensation for the service of rotating the stock and, if so how you account for that compensation;
o	Explain whether you receive payment for the new inventory rotated into the stockpile and, if so, how you account for that payment;
o	Explain whether you can sell the inventory rotated out of the stockpile and your accounting for that inventory;
o
Consider the contingent nature of government stockpiles and that the government may never tap the stockpile, explain how you can assert that it is probable that delivery will be made as stipulated in paragraph 1(a) of the Appendix to IAS 18.

Our only contract of any significance that involves bill and hold arrangements or “stockpiling” product is the H1N1 contract signed with the US government in 2009. As detailed on pages 51 and 64, AstraZeneca’s monovalent H1N1 influenza vaccine, was approved by the FDA in September 2009. AstraZeneca began shipping product to the US Department of Health and Human Services (HHS) in the same month.

By 31 December 2009, we had delivered, and invoiced, over 90% of the total revenue we recorded for the full period of the contract and we were not holding any bulk vaccine on behalf of the US government at 31 December 2009 (revenue earned and recognised in 2009 being $389 million; $39 million of revenue for fill/finish doses delivered and recognised as income in 2010).

Contract terms

The agreement, signed between HSS and AstraZeneca’s subsidiary MedImmune on 30 May 2009, required AstraZeneca to:

1.	manufacture H1N1 bulk vaccine; and

2.	produce fill/finish doses for the 2009/2010 flu season.

The contract was an indefinite-delivery, indefinite-quantity (IDIQ) contract with a minimum value of $30 million and a maximum value of $460 million.

The H1N1 bulk vaccine was to be held by MedImmune until HHS requested delivery or fill/finish.

Customers’ business purpose

HHS requested MedImmune to hold the bulk vaccine product in case of a pandemic threat. In actual fact, HHS requested all bulk vaccine be converted into final fill/finish by 31 December 2009 and therefore, at our year-end, we were not holding any stockpiles of HHS (or any other) H1N1 bulk vaccine.

Accounting literature

IAS 18 “Revenue” is considered the applicable accounting literature for recording revenue from the sale of goods and the rendering of services. Paragraph 13 of IAS 18 details that a transaction may contain separately identifiable components that should be accounted for separately in order to reflect the transaction's substance.

Although all stored product had been delivered as at 31 December 2009, we did consider the requirements of IAS 18 both to separately identify components of the transaction and to determine when revenue for the sale of the bulk vaccine could be recognised, during 2009.

In considering whether the contract consisted of more than one separable component, we noted that:

•	the contract itself specified two elements to it (manufacture and then, possibly, fill/finish);
•
the contract did not require the bulk vaccine to be subsequently made into doses. There was a clear possibility that the product would remain in bulk form until the product expired at which time it would be disposed off;

•	pricing of the components of the contract were split in the contract; and
•	individual orders made against the contract specify bulk and fill/finish components.

It was our conclusion, under paragraph 13 of IAS 18, that the agreement’s two elements should be broken into two separate components for revenue accounting.

In considering the point of recognition of revenue on the bulk manufacture, we consider paragraph 14 and appendix 1 of IAS 18.

We recorded revenue when the bulk vaccine was delivered to MedImmune’s holding facility (in the US) from our manufacturing facility (in the UK). This was when title passed to HHS under the agreement and at that point, all other IAS 18 revenue recognition criteria were met:

•	Risk and rewards had passed. HHS had taken title of the goods and could direct what was to happen to the product.
•	MedImmune had no continuing managerial involvement in determining what was to happen to the bulk vaccine.
•	Revenue could be measured reliably.
•	Economic benefits will flow – HHS had the benefits of having the bulk product available for conversion to fill/finish dose whenever they required.

•	Costs could be measured (as they had been incurred by our UK manufacturing site).

IAS 18 Appendix paragraph 1 states that revenue should be recognised on a bill and hold arrangement when the buyer takes title, provided:

•	It must be probable that delivery will take place;
•	The goods must be on hand, identified and be ready for delivery to the buyer at the time the sale is recognised;
•	The buyer must specifically acknowledge the deferred delivery instructions; and
•	The usual payment terms must apply.

All conditions were clearly met at 31 December 2009. As noted above, due to the unique nature of this transaction, HHS’s intent was to stockpile this vaccine and potentially never take delivery. However, the goods were clearly identifiable, being the only stored bulk vaccine, and could be taken by HHS at any point they required.

It was therefore concluded that it was appropriate to recognise revenue once the bulk vaccine had been manufactured and held at our US facility. In arriving at our conclusion, we also reviewed US accounting standards and concluded that the treatment was in full compliance with relevant US accounting guidance. As detailed above, due to HSS having requested that all product be converted into fill/finish doses, at 31 December 2009, MedImmune was not holding any bulk vaccine stock.

Government stockpile arrangements

We have no such government stockpile arrangements where we are required to rotate stock into the stockpile to maintain currently dated product.

Critical accounting policies and estimates, page 45

7.
For all critical accounting policies and estimates listed on page 45, except for revenue recognition, please disclose the change in estimate recorded in your results of operations for each period presented, the reserve corresponding to each critical accounting estimate at the most recent balance sheet date and the key assumption used in each estimation process, such as the following;

•	Your estimation of future royalties, licensing and contractual income in your impairment testing of product, marketing and distribution rights
•	Your estimation of “product launches, competition from rival products and pricing policy as well as the possibility of generics entering the market” in your impairment testing of goodwill
•	Your estimation of the likelihood that the majority of costs related to the Seroquel litigation will be recovered through insurance
•	Your estimation of exposure related to transfer pricing audits that involves provision for new audits as well as revision of estimates related to prior audits.

The Group’s critical accounting policies, other than revenue recognition, cover research and development, impairment testing of goodwill and intangible assets, litigation, post-retirement benefits, taxation and segmental reporting.

The requirements of IAS 8 are as follows:

•
Para 8.5 – Defines a change in accounting estimate as an adjustment of the carrying amount of an asset or liability, or related expense, resulting from reassessing the expected future benefits and obligations associated with that asset or liability.

•	Para 39/40 – Requires the disclosure of the nature and amount of a change in an accounting estimate that has an effect in the current period.

The requirements of the specific Standards in each area, such as IAS 19 “Employee Benefits” and IAS 36 “Impairment of Assets” also determine much of our disclosures in these areas.

Research & Development/Impairment of goodwill and intangible assets

Our key estimates in these areas form the basis of our determination of both the useful economic lives and the recoverable amount (based on value in use) of assets. In determining the amortisation charge for an individual asset, the useful life of the product is estimated. The remaining useful lives of our most significant intangible assets are detailed on page 142. There has been no significant change in estimated useful lives for our significant intangible asset for the three reporting periods.

We believe our disclosures on page 47 provide our readers with details of the key assumptions used in the process for estimating recoverable amount:

“The recoverable amount is based on value in use, using discounted risk-adjusted projections of the Group’s pre-tax cash flows over 10 years, a period reflecting the average patent-protected lives of our current products. The projections include assumptions about product launches, competition from rival products and pricing policy as well as the possibility of generics entering the market. In setting these assumptions we consider our past experience, external sources of information (including information on expected increases and ageing of the populations in Established Markets and the expanding patient population in newer markets), our knowledge of competitor activity and our assessment of future changes in the pharmaceutical industry. The 10-year period is covered by internal budgets and forecasts. Given that internal budgets and forecasts are prepared for all projections, no general growth rates are used to extrapolate internal budgets and forecasts for the purposes of determining value in use.

...we use an appropriate discount rate reflecting those risks and tax effects. In arriving at the appropriate discount rate for each group of cash flows, we adjust AstraZeneca’s post-tax weighted average cost of capital (7.6% for 2009) to reflect the impact of risks and tax effects. The weighted average pre-tax discount rate we used was approximately 14%.”

We respectfully submit that to provide more detail would serve the investor little given the nature of many of the judgements we make which are our best estimates as to fundamental and competitively sensitive commercial judgements that our management must make regarding, among other things, market size changes, customer purchasing patterns, competitor behaviour and our own competitive activity. We believe we have informed investors of the nature of these estimates, their uncertainty and their potential impact upon our financial statements and that to provide more detail would provide information that is only helpful to competitors in predicting our commercial behaviour.

Furthermore, our estimation of future royalties, licensing and contractual income in our impairment testing only plays a critical role in assessing the recoverable amount of our asset relating to the HPV cervical cancer vaccine. Here we use external analysts’ reports to predict future royalty streams and, as detailed in note 9, downward revisions in analysts’ projections have resulted in impairment charges being taken:

“For assets where licensing income forms a significant part of the recoverable value, the recoverable amount is assessed with reference to range of available third party estimates whereupon an estimate is made of future expected income receivable.”

For goodwill, there have been no impairments recorded for the last three years (as detailed in note 8) and therefore we have not recorded any accounting entries in our financial statements as a result of changes in estimates. In note 8 of the financial statements, we include details of the assumptions and forecasts used in reviewing assets for possible impairments. In addition, as detailed in note 8, the Group has performed sensitivity analysis calculations on the projections and discount rate applied and have concluded that, given the significant headroom that exists, there is no significant risk that reasonable changes in key assumptions would cause the carrying value of goodwill to exceed its value in use.

For intangible assets, details of the charges recorded for impairments for each of the three reporting periods are recorded in note 9 of our financial statements with further detail included, on page 142, of the reasons for the impairment (including details of where impairments have resulted from changes in estimates). However, many of our impairment charges recorded against intangible assets relate to product development termination and are therefore not as a result of changes in estimation. The only significant impairment, in any of the three reporting periods, that has been driven by changes in estimation has been for our HPV cervical cancer vaccine as referred to above.

Litigation

As detailed in note 25, AstraZeneca is currently involved in defending its interests in various matters. Our critical judgement in this area, as described on page 47 forms the basis of our determination whether potential liabilities have a less than 50% probability of crystallising. Where loss is determined probable (i.e. greater than 50%) we determine whether we are able to form a reasonable estimate of that loss. As matters progress, this initial estimate is reviewed and adjusted as required, with a subsequent impact on the financial statements.

On page 169 we disclose the inherent uncertainty in making these estimates as follows:

“Most of the claims involve highly complex issues. Often, these issues are subject to substantial uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, AstraZeneca discloses information with respect to the nature and facts of the cases.

With respect to each of the legal proceedings described below, other than those for which provision has been made, we are unable to make estimates of the possible loss or range of possible losses at this stage, other than as set forth herein. We also do not believe that disclosure of the amount sought by plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to a number of factors including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability, damages and governing law uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal (or other similar forms of relief), or where a loss is probable and we are able to make a reasonable estimate of the loss, we indicate the loss absorbed or the amount of the provision accrued.”

Based on the foregoing, and in accordance with IAS 37, we then disclose and quantify on page 169 the impact of the Group’s provisions in respect of those matters which impacted the financial statements during the year.

With respect to the Seroquel product liability insurance, on page 178 we quantify the current level of legal defence costs ($656m) and the current insurance receivable ($521m) recoverable under pre-existing insurance arrangements. In assessing our determination that the Group believes that it is more likely than not that the vast majority of costs above the current receivable will be recovered through insurance we refer you to our disclosure on page 178 as follows:

“AstraZeneca has product liability insurance dating from 2003 that is considered to respond to the vast majority of the Seroquel-related product liability claims. This insurance provides coverage for legal defence costs and potential damages amounts. The insurers that issued the applicable policies for 2003 have reserved the right to dispute coverage for Seroquel-related product liability claims on various grounds, and AstraZeneca currently believes that there are likely to be disputes with some or all of its insurers about the availability of some or all of this coverage. In December 2009 AstraZeneca formally requested payment from some of its insurers for legal costs incurred in defending the Seroquel-related product liability claims. It may be necessary for AstraZeneca to commence legal proceedings against some or all of its insurers in order to recover payment.”

Our key assumptions in making this representation consider the current estimated life of case costs based on our extensive experience in defending these cases in the United States, our assessment based on legal advice received of the insurance policies available to cover those costs and the status of our current discussions with the insurers. We are clear with users that no amount in excess of $521m is recorded in the financial statements in respect of this insurance until we are virtually certain of its recovery. Accordingly, we believe our disclosures in respect of Seroquel defence costs clearly provide our investors with the material information they require without prejudicing our legal position. We disclose that there are disputes with regards to the availability of the insurance policies and quantify the amounts at different degrees of risk.

Post retirement benefits

Estimation and assumptions are critical to the determination of the measurement of the Group’s liabilities arising from post-retirement benefit schemes. As such, and as required by IAS 19 “Employee Benefits” we provide full disclosure of these, including mortality rates, future key salary and pension increases, long-term price inflation and investment returns in note 23 to our financial statements.

Details of financial and demographic assumptions are presented in tables on page 158, the monetary impact of changes in actuarial assumptions on both pension assets and liabilities are detailed on page 160 and the amounts recorded in our comprehensive income (through other comprehensive income) are also detailed on page 160.

In addition, the impact of changes in actuarial assumptions is detailed on the face of our Comprehensive Income Statement on page 124, under “Actuarial loss for the period”. We therefore believe that our financial statements disclose fully the impact of changes in pension related estimates on our results for the periods and the key assumptions used in the estimation process. In accordance with accounting standards, there are no reserves/provisions separate to the net pension liability presented in our statement of financial position.

Taxation

As detailed on page 48, estimations for tax contingencies are complex requiring the Group to make a judgement in respect of many matters, including local tax laws and the likelihood of settlements of tax audit issues and exposures. Details of the methodology we apply in determining the accrual we record for tax are included on page 48:

“Accruals for tax contingencies require management to make judgements and estimates in relation to tax audit issues and exposures. Amounts accrued are based on management’s interpretation of country specific tax law and the likelihood of settlement. Tax benefits are not recognised unless the tax positions are probable of being sustained. Once considered to be probable, management reviews each material tax benefit to assess whether a provision should be taken against full recognition of the benefit on the basis of potential settlement through negotiation and/or litigation. All such provisions are included in creditors due within one year. Any recorded exposure to interest on tax liabilities is provided for in the tax charge.”

On both page 48 and in note 25, we include full details of estimations, the key assumptions used and the financial impact, in determining our accrual for transfer pricing audits:

“AstraZeneca faces a number of transfer pricing audits in jurisdictions around the world and, in some cases, is in dispute with the tax authorities. These disputes usually result in taxable profits being increased in one territory and correspondingly decreased in another. Our balance sheet positions for these matters reflect appropriate corresponding relief in the territories affected. The total net accrual included in the Financial Statements to cover the worldwide exposure to transfer pricing audits is $2,327 million, an increase of $699 million, which is due to a number of new audits, revisions of estimates relating to existing audits, offset by a number of negotiated settlements and exchange rate effects.

Included in the total net accrual are amounts in respect of the following transfer pricing arrangements:

AstraZeneca and Her Majesty's Revenue & Customs (HMRC) have made a joint referral to the UK Court in respect of transfer pricing between our UK operation and one of our overseas operations for the years 1996 to date as there continues to be a material difference between the Group's and HMRC's positions. An additional referral in respect of controlled foreign company aspects of the same case was made during 2008. Absent a negotiated settlement, litigation is set to commence in 2010.

AstraZeneca has applied for an advance pricing agreement in relation to intra-group transactions between the UK and the US which is being progressed through competent authority proceedings under the relevant double tax treaty.

Management continues to believe that AstraZeneca's positions on all its transfer pricing audits and disputes are robust and that AstraZeneca is appropriately provided.

For transfer pricing audits where AstraZeneca and the tax authorities are in dispute, AstraZeneca estimates the potential for reasonably possible additional losses above and beyond the amount provided to be up to $575 million. However, management believes that it is unlikely that these additional losses will arise. Of the remaining tax exposures, AstraZeneca does not expect material additional losses. It is not possible to estimate the timing of tax cash flows in relation to each outcome, however, it is anticipated that a number of significant disputes may be resolved over the next one to two years. Included in the provision is an amount of interest of $565 million.”

The outcome of transfer pricing audits represents our most significant single area of estimation in determining our tax liability, with the accrual for transfer pricing audits representing over 40% of our 2009 total tax payable liability recorded in less than one year. We consider that the above disclosure addresses the change in estimates of our transfer pricing duty exposure, the reserve recorded in our statement of financial position and the key assumptions used in our estimation process.

As detailed on pages 10 and 23 of our Quarter 1 2010 Financial Results Announcement, we have a policy of updating our disclosures where changes to the circumstances surrounding tax transfer pricing accruals occur. In Quarter 1 2010, we disclosed the impact of a settlement of long-running transfer pricing issues and certain other outstanding UK tax matters with the UK Tax Authorities.

Segmental Reporting

The determination of operating segments, if any, that exist within a business is a matter of judgement, not of estimation. As we have only one reporting segment, no estimation techniques are required in areas such as allocating central costs and income or aggregating immaterial reporting segments.

Payments due by period, page 49

8.	Please revise this table to show estimated contractual payments under your “externalization” arrangements, such as license, milestone and royalty payment obligations.

We intend to include the following additional information in note 25 of our 2010 Annual Report and Form 20-F Information and our Financial Review section of our report will include reference to this information disclosed in note 25. The Financial Review will also include additional disclosures highlighting that these potential payments may not fall due because of the inherent uncertainty in achieving the development and revenue milestones linked to future payments. We will also draw the attention of the user of the financial statements to the fact that, as part of our overall externalisation strategy, we may enter into further collaboration projects in the future that may include milestone payments and, therefore, as certain milestone payments fail to crystalise due to development not proceeding, they may be replaced by potential payments under new collaborations.

“Research and development collaboration payments

The Group has various ongoing collaborations including in-licensing and similar arrangements with development partners. Such collaborations may require the Group to make payments on achievement of stages of development, launch or revenue milestones. The Group recognises research and development milestones as intangible assets once it is committed to payment, which is generally when the Group reaches set trigger points in the development cycle. Revenue related milestones are recognised as intangible assets on product launch at a value based on the Group’s long term revenue forecasts for the related product. The table below indicates potential development and revenue related payments that the Group may be required to make under such collaborations.

	Total $m	Under 1 year $m	Years 1 and 2 $m	Years 3 and 4 $m	5 years and greater $m
Future potential research and development milestone payments
Future potential revenue milestone payments

The table includes all potential payments for achievement of research and development specific milestones, unless there is clear evidence that research and development of the specific product covered by the contract has ceased. Revenue related milestone payments represent the maximum possible amount payable on achievement of specified levels of revenue as set out in individual contract agreements, but exclude variable payments that are based on unit sales (e.g. royalty type payments) which are recognised as the associated sale is recognised in the comprehensive income statement. The table excludes any payments already capitalised in the financial statements for the year ended 31 December 2010 and excludes payments under the Merck agreements, as detailed in Note 25.

The future payments we disclose are not discounted and, with the exception of development collaborations that have ceased as detailed above, are not risk adjusted. As detailed in the Risk section, on pages [X] and [X], the development of any pharmaceutical product candidate is a complex and risky process that may fail at any stage in the development process due to a number of factors (including items such as failure to obtain regulatory approval, unfavourable data from key studies, adverse reactions to the product candidate or indications of other safety concerns). The timing of the payments is based on the Group’s current best estimate of achievement of the relevant milestone.”

Royalty payments are not included in the above disclosure. The degree of uncertainty over further sales, as referred to in the Risk section of our Annual Report and Form 20-F Information 2009 on pages 81 to 83 under “Commercialisation and business execution risks”, makes the prediction of future royalty payments on sales of products even more unreliable.

Therapy Area Review, page 55

9.	For each of the 11 pipeline projects in Phase III and other significant pipeline projects in Phase II, disclose the following information.

a)	The costs incurred by you during each period presented and to date on the project, including costs reimbursements to your collaboration partners;
b)	The nature, timing and estimated costs to be incurred by you necessary to complete the project, particularly for those projects in Phase III;
c)	The role played by your collaboration partner in each project;
d)	The degree to which project completion depends upon your collaboration partner;
e)	The period in which material net cash inflows from significant projects are expected to commence, and
f)
The risks and uncertainties associated with completing project development on schedule and the consequences to your operations, financial position and liquidity, if the project is not completed on a timely basis.

Include a description of your criteria for deeming a Phase II project to be significant.  For those pipeline projects that you do not consider significant, summarize the amounts charged to expense for each period by therapeutic category.  Also, provide a general estimate of the nature, timing and costs necessary to complete these projects.

We believe we have addressed the points raised in (c) and (d) of the above comment in our responses to your comments nos. 1 and 2. There we have provided colour, over and above the information already included in our Therapy Area Reviews, regarding the role of our collaboration partners and other information.

In determining whether a pipeline project is significant, we perform an analysis very similar to the one outlined in our response to your comment no. 1. In light of this analytical framework, phase III projects (for instance, certain orphan drugs) are not necessarily significant.

Costs incurred during each period presented

We do not believe there is any requirement under GAAP and SEC disclosure rules to quantify and disclose our R&D costs on a project-by-project basis.

Our R&D expenditure is managed on a global basis. Page 92 includes the following details on the management of our R&D expenditure:

“The R&D Executive Committee oversees and prioritises the portfolio of both small molecule and biological discovery and development projects across the Group (whether originating from our own R&D activities or from external sources). On an annual basis, it takes a view across all Therapy Areas and makes decisions based on unmet medical need, commercial and scientific opportunity, competitive position and capability mix.”

The development expenditure on any one project is influenced by the overall amount of expenditure that we make on R&D in any one year and we manage our R&D spend in total rather than on a project by project basis. The level of our total R&D expenditure in one year is not driven solely by the number of projects in progress at that time, it is influenced by commercial decisions we make on which projects should proceed and what level of investment projects should receive.

In addition, there is no clear link between the eventual revenue generated on an individual product sale and the cost of development and therefore information of costs incurred in developing a product do not provide any direct information that be can be used in determining future revenues.

Given the above, we do not believe that inclusion of individual development project costs is useful information for the users of our financial statements.

Phase III nature, timing and estimated costs for project completion

We provide regular updates to markets on significant phase II and phase III developments, including trial results and development decisions. Our Annual Report and Form 20-F Information 2009 provides details of the project pipeline (page 25) and our therapy area reviews (pages 55 to 74) include full details of all significant developments for both our marketed and pipeline products.

In the Risk section of our Annual Report and Form 20-F Information 2009, we provide details of risks we face in developing our pipeline compounds, including possible failure to meet development targets (page 80), difficulties in obtaining regulatory approval (page 80), delays to new product launches (page 81) and the possibility of strategic alliances being unsuccessful (page 81). As detailed in the above Risk sections, the R&D of a specific compound can take a substantial amount of time and has a high level of risk and uncertainty. Estimating timelines and costs for any development compound is therefore very difficult to any degree of reliable accuracy and is subject to constant revision throughout the development lifecycle.

In our development pipeline table on pages 196 to 198, we include estimated filing dates for pipeline products for which we are able to predict such a date.

As detailed on page 24, given the risk and failure rates inherent in compound development, our pipeline development is managed and undertaken on a portfolio basis, rather than being reliant on the successful development of individual product compounds.

We therefore believe that we already include a significant amount of qualitative information on the stage of development and the possible timing of achieving regulatory approval for phase II and phase III projects. Given the uncertainties associated with development projects, we believe disclosure of information on individual projects would be potentially misleading.

Period in which net cash inflow from significant projects is expected to commence

As detailed above, we include a significant amount of disclosure on the risks associated with product development. In addition, as indicated in our Risk section, even if a product is successfully developed to a product that can be launched, risks exist that can impact the actual launch date and success of the product (we refer you to page 81). Again, as highlighted above, we include estimated filing dates for our Phase II and Phase III development compounds on pages 196 to 198. Our “Path to new medicine” overview on pages 8 to 9 includes illustrative information on the possible time between regulatory submission and launch of a new medicine.

Even after launch, risks and uncertainties exist over achieving commercial success (pages 81 and 82).

As we already detail the estimated filing date for our phase III compounds, and for many of our phase II compounds, and include supplementary information on example timeframes to launch, we consider the current disclosure to be appropriate and do not believe that additional disclosure (e.g., on estimations of individual product launches or achievement of material net cash flows) would benefit our stakeholders.

Risks and uncertainties associated with completing project development

We refer you to the references above to individual areas of the Risk section of our Annual Report and Form 20-F Information 2009, which we believe adequately address the risks, uncertainties and consequences of project completion.

Financial Statements

Accounting Policies, page 128

10.	Please disclose your accounting policies for consolidation and interests in joint ventures, such as your arrangement with Merck.

Our policy on consolidation is detailed within our accounting polices set out on pages 128 to 132. We include details on our definition of subsidiaries on page 130, detail that revenues exclude inter-company revenues on page 129, explain our treatment of foreign currencies of individual group companies on page 131 and our approach to business combinations on page 129 and 130. We consider that these are the material accounting policies for consolidation.

We no longer have any significant joint venture arrangements. As detailed in note 25, in 1982 Astra AB set up a joint venture with Merck & Co., Inc. In 1998, this joint venture was restructured and is no longer a joint venture as defined in IAS 31 “Interests in Joint Ventures”.

We believe that the description of specific accounting for our arrangements with Merck are best detailed in note 25, so that they may be read fully in context. We propose the following amendment to our disclosures to draw attention to the accounting policies for our arrangements with Merck.

“Page 45 Revenue recognition – Arrangements with Merck

The accounting for our arrangements with Merck is fully explained in Note 25 on page X.”

11.	Your “externalization” activities appear to involve contractual arrangements with multiple deliverables. Please disclose your accounting policy for these arrangements.

Our externalization strategy only on limited occasions, such as the disposal of facilities, results in income transactions with two or more deliverables. We believe that our current disclosures correctly and adequately describe our accounting policy for these arrangements. As we noted in our response to you in our letter dated 19 October 2006:

“Sales of products (intangible assets) are often accompanied by an agreement on our part to continue manufacturing the relevant product for a reasonable period (often about two years) whilst the purchaser constructs its own manufacturing facilities. The contracts typically involve the receipt of an upfront payment which the contract attributes to the sale of the intangible assets and ongoing receipts for the sale of the product we manufacture. We believe that it is necessary to look at the “sale” component and the “manufacturing” components separately and we refer to the guidance in paragraph 9 of EITF 00-21 “Revenue Arrangements with Multiple Deliverables”, since the body of IFRS and related Interpretations, together with the conceptual framework, do not address such transactions directly. This is in accordance with paragraph 12 of IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. In cases where the two components of the transaction meet the conditions of paragraph 9 of EITF 00-21 we recognise the delivered item (the “sale” component) as a separate unit of accounting and record revenue. Where the fair market value of the undelivered component (the manufacturing agreement) exceeds the contracted price for the product we are to manufacture we defer an appropriate element of the upfront consideration and amortise this over the manufacturing period. However where the contracted price in the manufacturing agreement is equal to or greater than the fair market value we allocate the whole of the upfront amount to the delivered intangible assets and recognise the revenue when receivable. We do not therefore consider that we need to revise our policy disclosures.”

We explain our accounting for these types of transactions on page 47 as follows:

“As a consequence of regular reviews of product strategy, from time to time we sell such assets and generate income. Sales of product lines are often accompanied by an agreement on our part to continue manufacturing the relevant product for a reasonable period (often about two years) whilst the purchaser constructs its own manufacturing facilities. The contracts typically involve the receipt of an upfront payment, which the contract attributes to the sale of the intangible assets, and ongoing receipts, which the contract attributes to the sale of the product we manufacture. In cases where the transaction has two or more components, we account for the delivered item (for example, the transfer of title to the intangible asset) as a separate unit of accounting and record revenue on delivery of that component provided that we can make a reasonable estimate of the fair value of the undelivered component. Where the fair market value of the undelivered component (for example, a manufacturing agreement) exceeds the contracted price for that component we defer an appropriate element of the upfront consideration and amortise this over the performance period. However, where the fair market value of the undelivered component is equal to or lower than the contracted price for that component we treat the whole of the upfront amount as being attributable to the delivered intangible assets and recognise that part of the revenue upon delivery. No element of the contracted revenue related to the undelivered component is allocated to the sale of the intangible asset. This is because the contracted revenue relating to the undelivered component is contingent on future events (such as sales) and so cannot be anticipated.”

Other than the contracts referred to above and our H1N1 contract with HHS (detailed in our response to your comment no. 6) we have no other significant contracts with multiple deliverables.